Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-297327 and 333-297439

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated July 13, 2026)

AEON BIOPHARMA, INC.

17,851,599 Shares of Common Stock
Pre-Funded Warrants to Purchase 24,837,008 Shares of Common Stock
Two-Year Milestone Warrants to Purchase (i) 42,688,607 Shares of Common Stock or (ii) Pre-Funded Warrants to Purchase 42,688,607 Shares of Common Stock in Lieu Thereof Five-Year Milestone Warrants to Purchase (i) 42,688,607 Shares of Common Stock or (ii) Pre-Funded Warrants to Purchase 42,688,607 Shares of Common Stock in Lieu Thereof 110,214,222 Shares of Common Stock Underlying the Pre-Funded Warrants, the Two-Year Milestone Warrants (or Underlying the Pre-Funded Warrants Issued Upon Exercise Thereof) and the Five-Year Milestone Warrants (or Underlying the Pre-Funded Warrants Issued Upon Exercise Thereof)

This prospectus supplement supplements the prospectus dated July 13, 2026 (the “Prospectus”), which forms a part of our registration statements on Form S-1 (Registration Nos. 333-297327 and 333-297439). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2026, a copy of which is attached to this prospectus supplement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Prospectus.

This prospectus supplement relates to the issuance by AEON Biopharma, Inc. (the “Company,” “we,” “us” or “our”) of shares of our Class A common stock, par value $0.0001 per share (the “Common Stock”), upon exercise of our outstanding two-year milestone warrants to purchase shares of Common Stock or Pre-Funded Warrants in lieu thereof (the “Two-Year Warrants”), including shares of Common Stock issuable upon exercise of pre-funded warrants issued upon exercise of the Two-Year Warrants (the “Pre-Funded Warrants”).

Effective November 2, 2026, we and the requisite holders amended the Two-Year Warrants to reduce their exercise price thereof from $0.3221 to $0.20 per share of Common Stock and from $0.3220 to $0.1999 per Pre-Funded Warrant. Each Pre-Funded Warrant remains exercisable for one share of Common Stock at an exercise price of $0.0001. The amendment was approved by the Company and holders representing at least 67% of the shares of Common Stock and Pre-Funded Warrants issuable under the then-outstanding Two-Year Warrants and applies to all outstanding Two-Year Warrants, whether or not the holder executed the amendment. Except for the reduced exercise price, all other terms of the Two-Year Warrants, including their expiration date, remain unchanged. Our Five-Year Milestone Warrants were not amended.

Accordingly, references in the Prospectus (i) to the exercise price of the Two-Year Warrants are updated to reflect an exercise price of $0.20 per share of Common Stock or $0.1999 per Pre-Funded Warrant and (ii) to potential aggregate gross proceeds of approximately $29.6 million from the cash exercise of all Milestone Warrants are updated to approximately $24.4 million, assuming exercise of all such warrants at their applicable exercise prices and excluding warrants issued pursuant to the underwriters' over-allotment option.

We will receive proceeds from cash exercises of the Two-Year Warrants and any Pre-Funded Warrants issued upon exercise thereof.

This prospectus supplement updates and supplements the Prospectus and should be read together with the Prospectus, including the documents incorporated by reference therein. To the extent the information in this prospectus supplement conflicts with the information in the Prospectus, the information in this prospectus supplement supersedes that information. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus.

Our Common Stock is listed on the NYSE American under the symbol “AEON.” On November 2, 2026, the last reported sale price of our Common Stock was $0.273 per share.

You should read the Prospectus and this prospectus supplement, together with the documents incorporated by reference therein, carefully before investing in our securities.

 Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described under “Risk Factors” beginning on page 9 of the Prospectus and in the documents incorporated by reference therein, as well as in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 2, 2026.

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 2, 2026

AEON Biopharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40021	85-3940478
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

130 Vantis Dr.

Suite 170

Aliso Viejo, CA 92656

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (949) 354-6499

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	AEON	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 2, 2026, AEON Biopharma, Inc. (the “Company”) entered into an Amendment to Two-Year Milestone Warrant to Purchase Common Stock or Pre-Funded Warrants (the “Warrant Amendment”) with holders representing at least 67% of the shares of Common Stock and Pre-Funded Warrants issuable under the Company’s outstanding two-year milestone warrants issued on July 15, 2026 (the “Two-Year Warrants”). The Two-Year Warrants are exercisable for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), or pre-funded warrants to purchase Common Stock in lieu thereof (the “Pre-Funded Warrants”).

Effective November 2, 2026, the Warrant Amendment reduced the exercise price of the shares of Common Stock and Pre-Funded Warrants issuable upon exercise of the Two-Year Warrants from $0.3221 to $0.20 per share of Common Stock and from $0.3220 to $0.1999 per Pre-Funded Warrant. In connection with the Warrant Amendment, certain holders party thereto have agreed to exercise the Two-Year Warrants held by them at the reduced exercise price and the Company expects to receive approximately $6.2 million in gross proceeds from such exercise.

Pursuant to Section 5(l) of the Two-Year Warrants, the Warrant Amendment applies to all outstanding Two-Year Warrants, whether or not the holder entered into the Warrant Amendment. Except for the reduced exercise price, all other terms of the Two-Year Warrants, including the number of shares of Common Stock or Pre-Funded Warrants issuable upon exercise thereof and the expiration date, remain unchanged. As of October 30, 2026, 71,517,020 shares of AEON Common Stock were outstanding.

On September 30, 2026, the Company publicly announced that it had received Type 2b meeting minutes from the U.S. Food and Drug Administration that did not preclude advancement of ABP-450 toward a Biologics License Application under the Section 351(k) biosimilar pathway, thereby triggering the accelerated expiration of the Two-Year Warrants in accordance with their terms. The Two-Year Warrants expire on November 16, 2026. Holders may exercise the Two-Year Warrants prior to their expiration in accordance with the exercise procedures set forth therein, the form of which is incorporated by reference as Exhibit 4.1 hereto.

The foregoing description of the Warrant Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Amendment, a copy of which is filed as Exhibit 4.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

4.1

Form of Two-Year Milestone Warrant to Purchase Common Stock or Pre-Funded Warrants (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2026).

4.2	Amendment to Two-Year Milestone Warrant to Purchase Common Stock or Pre-Funded Warrants, dated November 2, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

3

AEON Biopharma, Inc.
Date: November 3, 2026	By:	/s/ Robert Bancroft
Robert Bancroft
Chief Executive Officer

Element	Value
dei:EntityCentralIndexKey	0001837607
dei:AmendmentFlag	false

EXHIBIT 4.2

FORM OF AMENDMENT TO TWO-YEAR MILESTONE WARRANT

TO PURCHASE COMMON STOCK OR PRE-FUNDED WARRANTS

This AMENDMENT TO TWO-YEAR MILESTONE WARRANT TO PURCHASE COMMON STOCK OR PRE-FUNDED WARRANTS (this “Amendment”) is entered into as of November 2, 2026, by and among AEON Biopharma, Inc., a Delaware corporation (the “Company”), and each of the undersigned holders in their capacity as holders representing at least 67% of the Warrant Shares and Pre-Funded Warrants issuable pursuant to the Original Warrants (as defined below) outstanding as of the date hereof (collectively, the “Holders” and each, a “Holder”).

WHEREAS, on July 15, 2026, the Company issued to investors, including the Holders, in a public offering certain two-year milestone warrants to purchase shares of Common Stock or Pre-Funded Warrants in lieu thereof (the “Original Warrants”); capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Warrants;

WHEREAS, the Original Warrants have a current exercise price per share of Common Stock equal to $0.3221;

WHEREAS, the Pre-Funded Warrants have a current exercise price per share of Common Stock equal to $0.0001;

WHEREAS, pursuant to Section 5(l) of the Original Warrants, such warrants may be modified or amended, or the provisions thereof waived, with the written consent of the Company and the holders thereof representing at least 67% of the Warrant Shares and Pre-Funded Warrants issuable under the Original Warrants then outstanding as of the date such consent is sought (the “Requisite Holders”); and

WHEREAS, the Holders constitute the Requisite Holders and the Company and the Holders desire to amend each Original Warrant as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company and the Holders hereby agree as follows:

1.Amendment to Exercise Price. Section 2(b) of the Original Warrants is hereby amended and restated in its entirety as follows:

“(b) Exercise Price. The exercise price per share of Common Stock under this Warrant shall be $0.20, subject to adjustment hereunder (the “Exercise Price”). In the event this Warrant is exercised for Pre-Funded Warrants, the exercise price per Pre-Funded Warrant under this Warrant shall be $0.1999, which represents the Exercise Price minus the Pre-Funded Warrant Exercise Price, subject to adjustment hereunder.”

2.Effectiveness. This Amendment shall become effective as of the date hereof and shall pursuant to Section 5(l) of the Original Warrants apply to all outstanding Original Warrants, whether or not the holder thereof has executed this Amendment.

3.No Further Amendment. Except as amended by this Amendment, the Original Warrants remain unaltered and shall remain in full force and effect.

4.Disclosure. The Company shall, on the date of this Amendment, file with the U.S. Securities and Exchange Commission a Current Report on Form 8-K (including, if applicable, all exhibits thereto, the “Form 8-K”) disclosing the material terms of the transactions contemplated hereby.  From and after the issuance of such Form 8-K, the Company represents to the Holders that it shall have publicly disclosed all material, non-public information delivered to any of the Holders by the Company or any of its respective officers, directors, employees, affiliates or agents, in connection with this Amendment.  In addition, effective upon the issuance of such Form 8-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written

EXHIBIT 4.2

or oral, between the Company, or any of its respective officers, directors, employees, affiliates or agents, on the one hand, and any of the Holders on the other hand, shall terminate and be of no further force or effect. The Company understands and confirms that each Holder shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

5.Independence of Holders. The rights of each Holder hereunder are several and not joint with the rights of any other Holder, and no Holder shall be responsible in any way for the performance or non-performance of any other Holder.  Nothing contained herein, and no action taken by any Holder pursuant hereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to this Amendment.  Each Holder shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Amendment, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose.  Each Holder has been represented by its own separate legal counsel in its review and negotiation of the Amendment.

6.Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be determined in accordance with Section 5(e) of the Original Warrants.

7.Counterparts. This Amendment may be executed in any number of counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument. Signatures delivered by electronic mail (including as a PDF file) or other transmission method shall be deemed to be original signatures, shall be valid and binding, and, upon delivery, shall constitute due execution of this Amendment.

[Signature page follows]

EXHIBIT 4.2

IN WITNESS WHEREOF, the Company and the Holders have caused this Amendment to be executed and delivered by its officers thereunto duly authorized as of the date first above indicated.

COMPANY

AEON BIOPHARMA, INC.

By: _______________________

Name:

Title:

EXHIBIT 4.2

HOLDER

[NAME OF HOLDER]

By: _______________________

Name:

Title:

      Number of Warrant Shares represented by Holder: ____________

Percentage of Warrant Shares represented by Holder: ____________

[Signature Page to Amendment to Two-Year Milestone Warrant]